Exhibit 99.1

Shinhan Financial Group Review Report for the Second Quarter of 2023 (Consolidated)

Contents:

Report on Review of Interim Financial Statements

Consolidated Interim Statements of Financial Position

Consolidated Interim Statements of Comprehensive Income

Consolidated Interim Statements of Changes in Equity

Consolidated Interim Statements of Cash Flows

Notes to the Consolidated Interim Financial Statements

Please refer to the attached courtesy PDF file to see more details.